January 20, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Toa Optical Tech, Inc.

Response to Staff Letter December 17, 2014

Form S-1

Filed November 18, 2014

File No. 333-200322

To the men and women of the SEC:

On behalf of Toa Optical Tech, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated December 17, 2014 addressed to Mr. Shioya, the Company’s President, and CEO, with respect to the Company’s filing of its S-1 on November 18, 2014.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: The financial statements, “Summary of Financial Information” and “Management’s Discussion and Analysis” have been updated to current status.

SEC Comment(s) /Analysis

General

1. We note that you are registering the resale of all your outstanding shares of common stock, including all shares of common stock held by Hajime Abe, who is your chief financial officer, director and controlling stockholder. Please provide us with a detailed legal analysis as to why the sale of shares by the selling stockholders should be regarded as a secondary offering, which is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i), rather than a primary offering where the selling stockholders are actually underwriters selling on behalf of the issuer. This analysis should include, but not be limited to, an explanation of all material relationships between the registrant and the selling stockholders, and whether there were any agreements between the registrant and any of the stockholders regarding the distribution of the shares. For guidance in distinguishing secondary offerings from primary offerings, please refer to Question 612.09 of the Division’s Compliance and Disclosure Interpretations for Securities Act Rules, which is available on our website. In the alternative, please revise your disclosure to fix the offering price of the securities for the duration of the offering by the selling stockholders, and to state that each of the selling stockholders is a statutory underwriter.

COMPANY RESPONSE

We respond to the above comment and all of the elements regarding analysis of Rule 415 in its entirety.

Rule 415 Analysis

In 1983 the Commission adopted Rule 415 under the Act to permit the registration of offerings to be made on a delayed or continuous basis. Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of the Rule. In relevant part, Rule 415 provides:

“(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:

(1) The registration statement pertains only to:

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;…[or]

(x) Securities registered (or qualified to be registered) on Form S–3 or Form F–3 (§239.13 or §239.33 of this chapter) which are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of the registrant, a majority-owned subsidiary of the registrant or a person of which the registrant is a majority-owned subsidiary….”

Under Rule 415(a)(1)(i), an issuer may register shares to be sold on a delayed or continuous basis by selling stockholders in a bona fide secondary offering without restriction.

In the event that an offering registered in reliance on Rule 415(a)(1)(i) is deemed to be an offering that is “by or on behalf of the registrant” as specified in Rule 415(a)(1)(x), Rule 415 contains additional limitations. Rule 415(a)(4) provides that

“In the case of a registration statement pertaining to an at the market offering of equity securities by or on behalf of the registrant, the offering must come within paragraph (a)(1)(x) of this section. As used in this paragraph, the term ‘at the market offering’ means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.”

As a result, if an offering which purports to be a secondary offering is characterized as an offering “by or on behalf of the registrant,” Rule 415 is only available to register an “at the market offering” if the registrant is eligible to use Form S-3 or Form F-3 to register a primary offering.

In the event that the offering registered by the Registration Statement is recharacterized as a primary offering on behalf of the Registrant, (i) the offering would have to be made on a fixed price basis (in other words, the Investors would not be able to sell their securities at prevailing market prices) unless the Registrant is eligible to use Form S-3 for a primary offering, (ii) the shareholders would be deemed to be “underwriters” with respect to the Financing (with the attendant liabilities under Section 11 of the Act) and (iii) in accordance with the Staff’s long-standing interpretive position, Rule 144 would never be available to them to effect resales of their securities.

Because of the requirements of Rule 415, the Staff’s interpretation of Rule 415 has a dramatic and potentially disastrous impact on the ability of a selling stockholder to effect the resale of its securities. Because recharacterizing the offering as “by or on behalf of the registrant” has such a draconian impact, and a mischaracterization can have a chilling effect on the ability of smaller public companies to raise capital, the Staff should only recharacterize a secondary offering as being on behalf of a registrant after careful and complete review of all of the relevant facts and circumstances.

The Staff has previously recognized the delicacy with which the analysis of a particular transaction must be undertaken. In the Interpretation, the Staff has set forth a detailed analysis of the relevant factors that should be examined. The Interpretation provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (emphasis added)

As the Interpretation indicates, the question is a “difficult” and “factual” one that involves an analysis of many factors and “all the circumstances.”

In our view, based on a proper consideration of all of those factors, the Staff should conclude that (i) the Registration Statement relates to a valid secondary offering and (ii) all of the shares of Common Stock offered for resale in this offering can be registered for sale on behalf of the shareholders pursuant to Rule 415(a)(1)(i).

1.	The length of time that the shareholders have held, and will hold, the Shares is inconsistent with a determination that the offering is on behalf of the Registrant.

Presumably, the longer shares are held, the less likely it is that the selling stockholders are acting as a mere conduit for the Registrant. Here, the shareholders have now held their shares for about 6 months as of the date of this letter, and for the reasons discussed in Item 2 below, the shareholders are likely to continue to hold their Shares for a significant additional length of time greater than the six months they have held them for. As is elaborated on in Item 2 the shares were initially purchased for investment purposes only and to the Company’s knowledge were not purchased with the intent of distribution. Any attempt by the Selling Shareholder’s to sell their shares at any given point in time would solely be at their own discretion and with investment purposes in mind. None of the Selling Shareholder’s with the exception of Mr. Abe, who is the Company’s sole Director, have any relationship with the Company.

Additionally, the Company has added a stipulation to the shares it is registering on behalf of shareholders. In exchange for registering shares held by the selling shareholders, the Company has mandated that the shareholders listed herein within this Registration Statement will NOT be allowed to sell more than 25% of their shares in a one month period of time for a duration of ten months which at such time thereafter they may sell any quantity of their shares during any period of time if seen fit. If in the event a shareholder should not abide by this provision they may be subject to litigation or penalty. Because of this provision it is further evidence that this is is in fact a valid secondary offering and that shares were in fact purchased with the intent of investment over the long term.

2.	The circumstances under which the shareholders received the Shares do not support a conclusion that the offering is by or on behalf of the Registrant.

The Shares were purchased and issued to shareholders in an overseas offering pursuant to Regulation S by the Company’s sole Director, Hajime Abe.

All of the shareholders who invested in Toa Optical Tech, Inc. were and remain at market risk immediately following the purchase of shares they made on or about June 25, 2014. All of the shareholders had purchased their shares for investment purposes only not with the purpose or intent of effecting a distribution in violation of the Securities Act. Because the shareholders are still subject to market risk if the shares decrease in value, and because they are limited to who they can sell them to since they are restricted shares, the fact that the shareholders were originally willing to purchase the shares in the first place, with the knowledge that their ability to fully exit their positions would be restricted should provide additional evidence that they purchased their Shares as an investment (and not with the intent to effect a distribution). It should also be noted that there is not even a definitive market value, if any at all, of the shares held by shareholders at this time. In fact there is no liquid market for the securities at this time either, except for that in overseas transactions. By registering shares of stock on behalf of the shareholders the Company is simply providing shareholders the opportunity to liquidate some of their investment. There is no evidence to support that Shareholder’s will even liquidate any of their initial investment.

Furthermore, it is important to keep in mind that, under the present circumstances, it would be virtually impossible for the shareholders to effect a distribution even if they desired to do so. Currently, there exists no actual liquid market for the securities of Toa Optical Tech, Inc. however, assuming that the shares are registered and thus free trading, the average volume of shares sold daily would need to be astronomical for such a small company that has only limited assets and revenue such as is the case, if the shares are going to be resold in any remotely expedient amount of time. Even if analyzed very optimistically, to effect a distribution of 60,000,000 shares over even three years would require an average daily volume of 60,000,000/(365 days x 3 years) = 54,795 shares per day. Considering the operations and financial position of the Company as is stands today, this is very unlikely and unreasonably optimistic unless there was an unforseen growth or change in the Company. Additionally, it should be noted that there is not one scintilla of evidence of any arrangement, agreement or plan among the various shareholders to effect a distribution of the Shares of stock.

For all practical purposes, the shareholders are largely locked in to their investments, regardless of whether their Shares are registered.

Also, there is no evidence that a distribution would occur if the Registration Statement were to be declared effective. Rule 100(b) of Regulation M defines the term “distribution” as:

[A]n offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods. (Emphasis added).

Special selling efforts and selling methods must be employed before an offering can constitute a distribution. Here, there is no evidence that any special selling efforts or selling methods have taken or would take place if all of the Shares covered by the Registration Statement were registered. The Registrant is not aware that the shareholders have conducted any road shows or taken any other actions to condition the market for their Shares.

3.	The relationship of the shareholders to the Registrant does not support a conclusion that the shareholders are acting on behalf of the Registrant.

The shareholders have no relationship or affiliation with the Company. Except for the relationships arising directly from the shareholders’ investments in shares of Common Stock, there are not, and there have not been at any time, any relationships between the Registrant and any Investor.

4.	The number of Shares involved in the offering is not dispositive of a conclusion that the shareholders acted on behalf of the Registrant.

At the outset, it is important to note that the amount of securities involved in an offering is only one factor cited in the Interpretation to be considered by the Staff in applying Rule 415. However, in practical application, it appears that the amount of securities being registered has become the only factor which the Staff finds relevant.

The availability of Rule 415 depends on whether the offering is made by selling stockholders or deemed to be made by or on behalf of the issuer. For the Staff to determine that the offering is really being made on behalf of the issuer, the Staff must, by definition, conclude that the selling stockholders are seeking to effect a distribution of the securities. If the Staff’s primary concern, as it must be, is that a distribution is taking place, then the number of securities being registered should be one of the least important factors in the Staff’s analysis. Clearly, an illegal distribution of securities can take place when the amount of securities involved is any percentage of the issuer’s public float. In fact, for the reasons described above, it is far easier to effect an illegal distribution when the number of securities involved is relatively small in relation to the outstanding securities or the public float. As demonstrated above, when shareholders buy a large stake of a small public company, it is extremely difficult for them to exit their positions. The larger the investment, the harder it is for an investor to effect a distribution, especially in the case of a small public company like the Registrant.

Focusing solely on the number of securities being registered in relation to the outstanding securities or the public float has a disproportionate impact on smaller public companies - exactly those issuers who are unable to use Form S-3 to register their securities on the shelf and have very limited options to raise funds. It is difficult to harmonize a focus on the number of securities being registered by smaller companies with the Commission’s public commitment to small business issuers. Further, the enactment of the Jumpstart Our Business Startups Act demonstrates that Congress is focused on making access to the capital markets easier, not harder, for smaller companies.

Moreover, limiting the number of securities being registered does not effect any significant change in the circumstances of a proposed offering. If the selling stockholders are acting as a mere conduit for the issuer, then reducing the number of securities being sold does not change the investment intent of the selling stockholders or their ability to effect a distribution if, in fact, that was their intent.

5.	The shareholders are not in the business of underwriting securities.

To the Registrant’s knowledge, none of the shareholders are in the business of underwriting securities. The shareholder’s who bought shares in Toa Optical Tech, Inc. bought these shares for investment purposes only. They did not purchase these shares with the view towards distribution, and did not have any agreement or understanding, directly or indirectly, with any person to distribute the shares they each purchased. More so the shareholders who bought shares in Toa Optical Tech had no prior relationship with the Company before acquiring shares.

6.	The Registrant will not receive any proceeds from the resales of Shares pursuant to the Registration Statement.

The Registrant will not receive any proceeds from the sale or other disposition of the Shares offered by the shareholder’s. The selling shareholder’s would be the beneficiary of any proceeds that were resold subsequent to effectiveness of this Registration Statement. The company would not be receiving any of these proceeds.

7.	It does not appear under all of the circumstances that the shareholders are acting as a conduit to the Registrant.

It is axiomatic that a “distribution” of securities on behalf of an issuer must be taking place before a person can be acting as a conduit for the issuer and, thus, an “underwriter”. As the facts and analysis provided above demonstrate, the shareholders are not engaging in a distribution for the benefit of the Registrant and are not acting as conduits for the Registrant. The shareholders made fundamental decisions to invest in the Registrant, and have only an investment intent. No evidence exists whatsoever that the shareholders have any intent to illegally distribute their Shares. There is also no evidence to suggest that any of the shareholders are acting in concert to effect a coordinated distribution of the Shares. More so none of the shareholders are in the business of underwriting securities. It should also once again be noted that the Registrant will not receive any proceeds from sales of the Shares by the shareholders.

In these circumstances, we believe the offering that the Registrant seeks to register is a valid secondary offering and may proceed consistent with Rule 415.

Conclusion.

On the basis of the foregoing, we believe that the offering covered by the Registration Statement is appropriately characterized as a valid secondary offering and not an offering “by or on behalf of the registrant.”

2. We note your disclosure on page 5 that the selling stockholders will sell their shares at a fixed price of $0.25 at all times unless at any time your shares are quoted on the Over The Counter Bulletin Board or “Over The Counter Marketplace ‘OTC,’” which at such time shares may be sold at prevailing market prices or at privately negotiated prices. Please revise to clarify the specific marketplace you reference by the term “OTC.” We would not object if you made reference to the OTCQX or OTCQB marketplaces of OTC Link. Please also ensure that your disclosure regarding the offering price of the common stock by the selling stockholders is included on your prospectus cover page. See Item 501(b)(3) of Regulation S-K.

COMPANY RESPONSE

We removed any reference to OTCBB as we intend to trade solely on the OTCQB of the OTC Marketplace. Because however, there are certain requirements to trade on the OTCQB that we may not be able to meet such as a trading price of $.01 and a cash fee to the OTC Markets Group we can not guarantee that we would meet these requirements. Because of this we desire to allow our shareholders to sell shares regardless of what tier we are listed on so long as it is a tier of the OTC Marketplace. In order to achieve status as an OTCQB Company we must first apply from the pink sheets with the OTC Markets group to move up to the OTCQB. Following FINRA’s issuance of a ticker symbol we will be immediately and automatically listed on the pink sheets of the OTC Markets. It is impossible to achieve OTCQB status if we do not allow shareholders to sell shares initially on the pink sheets to acquire the minimum trading requirements of the OTCQB as previously mentioned. We do however, anticipate trading at a minimum of .01 and paying the fee to OTC Markets to apply to be listed on the OTCQB.

We have disclosed in the prospectus cover page our offering price of the common stock by selling shareholders, and the quantity of shares being sold.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

COMPANY RESPONSE

While we do retain subscription agreements for the purchase of shares in Toa Otpical Tech, Inc., pursuant to Regulation S we were not required to and did not provide investors with a private placement memorandum or any similar documents. All shareholders who purchased shares are Japanese citizens. There are no other written communications or research reports.

Prospectus Summary, page 1

The Company, page 4

4. Given your disclosure on page 2 that “there is no minimum purchase requirement for the offering to proceed,” please remove your reference to “a minimum” of 4,000,000 shares offered in this offering and any other statement inconsistent with the lack of a minimum purchase requirement.

COMPANY RESPONSE

We have changed the wording on page 5. It now does not imply or insinuate a minimum purchase requirement.

5. We note that your disclosure on page 6 regarding use of proceeds includes a reference to “development of new food product lines.” However, this does not appear to be consistent with your business plan. Please revise or advise. You also reference the use of proceeds for “increasing your existing number of customers.” However, it does not appear that you have any existing customers. Please revise to clarify, or advise.

COMPANY RESPONSE

We have revised both accordingly on page 6. The reference to food products was a clerical error and should not have been present. We amended it to refer to new lines of our LED products. We also changed the phrase “increasing (our) existing number of customers” to “developing a customer base”.

Stock Ownership Table, page 6

6. We note that you are registering for resale all the shares of your common stock that are held by Hajime Abe. Please revise to clarify whether the table at page 6 assumes that Hajime Abe will sell all such shares. Please also revise to clarify, if true, that his continuing voting power following the offering relates to his ownership of the outstanding shares of Series A preferred stock.

COMPANY RESPONSE

The following has been added above the table on page 6: The “After Offering” percentages in the table below assumes Mr. Abe sells all of his personal shares of common stock but retains all of his shares of preferred stock. The voting power below takes into consideration his preferred shares of stock. Each one share of preferred stock has voting rights equivalent to 100 shares of common stock.

Management’s Discussion and Analysis, page 7

7. We note your disclosure regarding funding of your business plan. Please revise to describe your business plan.

COMPANY RESPONSE

The Management’s Discussion and Analysis does not normally furnish with it the full business plan. The company has detailed its business and operations in detail beginning on page 16. To clarify the content in Management’s Discussion and Analysis, the Company has added in the beginning a very brief statement summing up the Company’s area of business and its current focus.

Risk Factors, page 8

Risks Relating to This Offering, page 15

8. Please revise the risk factors to address the difficulty you may have raising proceeds in your offering in light of the selling shareholder offer of shares concurrently with your offering, or tell us why you do not believe this presents a material risk.

COMPANY RESPONSE

We have added the following risk factor on page 15:

We may face difficulties and challenges as a result of the selling shareholders offering concurrently with our own offering of shares for sale. This may result in less proceeds to the Company.

The selling shareholders will be offering shares for sale at the same time as the Company. This may result in competition in selling shares and also a loss of potential investors whose proceeds as a result of purchasing shares, would have gone to the Company. This may have a negative effect on future business operations and performance of the Company.

Description of Business, page 16

9. Please revise to disclose the material terms of your arrangements with Optical Tech Co., Ltd. and Singapore TOA Lighting PTE, Ltd. Please also file any related agreements, or tell us why you do not believe that they are required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

COMPANY RESPONSE

We currently do not have any related agreements at this point because the terms and conditions between TOA Hikari, OPTICAL TECH and Singapore TOA Lighting PTE, Ltd will be fixed by each specific transaction which we will enter into at that point in time.

We have added the previous information on page 16.

10. Please revise to clarify the extent to which you own or have rights to sell the LED products that you discuss under “Products and Services” on page 16. For example, your reference to “[y]our product” does not appear to be consistent with your note that Optical Tech Co., Ltd. is the “actual proprietary owner of the technology.”

COMPANY RESPONSE

We have amended the bottom of page 16 to clarify.

11. Please disclose in this section any material affiliations between you and (1) Optical Tech Co., Ltd. and (2) Singapore TOA Lighting PTE, Ltd. For example, we note your disclosure on page F-9 that your president and chief executive officer is the owner, president and director of Optical Tech. Please also add risk factor disclosure regarding any potential conflicts of interest.

COMPANY RESPONSE

We have amended the bottom of page 16 to clarify the above. Additionally a risk factor has been added to page 11.

Use of Proceeds, page 18

12. Describe in more detail the nature of the planned actions, such as “increase customers” and “perform financial strategies,” that you would carry out using the proceeds of this offering.

COMPANY RESPONSE

Page 18 has been amended to clarify the above and detail the planned operations.

Selling Shareholders, page 20

13. We note that Miwako Abe and Akie Abe are selling shareholders. Please disclose, any material relationship that either selling shareholder has with Hajime Abe. See Item 507 of Regulation S-K.

COMPANY RESPONSE

There are no material relationships that exists between Hajime Abe and both Akie Abe and Mirwake Abe.

Plan of Distribution, page 21

14. Please revise to provide the information required by Item 508 of Regulation S-K regarding the plan of distribution for the secondary offering.

COMPANY RESPONSE

The previous has been revised on page 21.

15. We note your reference in this section to the sale of shares at a fixed price of $1.00. However, such disclosure is not consistent with your disclosure elsewhere in your filing. Please revise.

COMPANY RESPONSE

We have revised the inconsistency on page 21 by changing $1.00 to $0.25.

16. Your disclosure in this section that after ten months shareholders may sell any quantity of their shares “during any period of time if seen fit” does not appear to be consistent with your disclosure at page 5 regarding the duration of the secondary offering.

COMPANY RESPONSE

We have added the following row on page 5 to revise the inconsistency or misunderstanding that may have been present when reading the Registration Statement.

Important Note for Selling Stockholders: Trading Stipulation mandated by Company	In exchange for registering shares held by the selling shareholders, the Company mandates that the shareholders listed herein will NOT be allowed to sell more than 25% of their shares in a one month period of time for a duration of ten months which at such time thereafter they may sell any quantity of their shares during any period of time if seen fit. If in the event a shareholder should not abide by the provision they may be subject to litigation or penalty.

Directors and Executive Officers and Corporate Governance, page 24

Executive Compensation, page 26

17. Your disclosure that your board of directors does not currently receive any consideration for their services as members of the Board of Directors does not appear to be consistent with your disclosure regarding director compensation to Hajime Abe in 2014. Please revise, or advise.

COMPANY RESPONSE

We have deleted the first sentence of “Compensation Discussion and Analysis” to clarify the inconsistency.

Certain Relationships and Related Transactions, page 27

18. Please revise to provide the information required by Item 404(d) of Regulation S-K with respect to your transactions with Optical Tech Co., Ltd.

COMPANY RESPONSE

The above has been revised. See page 27.

Recent Sales of Unregistered Securities, page 29

19. You state the unregistered sales of securities by Mr. Hajime Abe were made based on “an exemption from registration afforded by Section 4(2) and/or Regulation S of the Securities Act of 1933.” Please describe the facts and circumstances that made the Section 4(2) exemption available.

COMPANY RESPONSE

We have deleted reference to Section 4(2) as the sales were exempt from registration due to Regulation S.

Exhibits

20. Please ensure that you file all material contracts required by Item 601(b)(10) of Regulation S-K, including Mr. Abe’s Stock Purchase Agreement with the company.

COMPANY RESPONSE

We have added the above as exhibit 10.1 to the Exhibits list.

*We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: January 20, 2015

/s/ Mr. Shioya

President & CEO